September 8, 2011

Via Edgar

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	DURECT Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 5, 2011
File No. 0-31615

Dear Mr. Rosenberg:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated August 25, 2011 in connection with the Form 10-K for the period ended December 31, 2010 and the Form 10-Q for the period ended June 30, 2011 of DURECT Corporation (the “Company”). The response below is preceded by the Staff’s comment.

1.	Regarding your third party collaborations discussed here as well as your recent collaboration with Zogenix disclosed in your Form 10-Q for the quarter ended June 30, 2011, please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and how these milestones are substantive as required by ASC 605-28-50-2.c. and 50-2.d.

Response:

DURECT Corporation has multiple collaborations in place, many of which provide for contingent milestone payments upon the achievement of defined milestone events. There are over 50 discrete milestone payments that are associated with our existing significant agreements and are contingent on the occurrence of specified events. Whether and when these events may occur is subject to numerous risks and uncertainties associated with developing pharmaceutical products, including significant and changing government regulation, the uncertainties of future preclinical and clinical study results, the uncertainties with our collaborators’

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

September 8, 2011

commitment to the programs, the uncertainties associated with process development and manufacturing, as well as uncertainties related to sales and marketing achievements. Any estimate of the probability of the occurrence of these events or the time frame for their achievement would be highly speculative and prone to significant error. Should these milestones occur, we expect that these milestones will be considered substantive under the definition provided in ASC 605-28-20. The milestone payments are triggered by substantive events such as the initiation or successful completion of regulatory phases of development, acceptance for filing of a new drug application (NDA) with the U.S. Food and Drug Administration (FDA) or comparable filings with other territories, product approval by the FDA or other regulatory agencies in other territories, or sales-based milestones. These milestones relate to the enhancement of the value of the delivered licensed technology as a result of a specific outcome resulting from our performance to achieve the milestone. The milestones are non-refundable and are structured to relate to past performance. Furthermore, the milestone payment amounts are structured to be commensurate with the value delivered to the collaborator and are considered reasonable in relation to the total arrangement consideration and deliverables. During a period in which we record milestone revenue, we will disclose the amount of the milestone as well as the nature of that milestone. We have not received any milestone payments or recorded any milestone revenue in 2009, 2010 or to date in 2011.

We supplementally advise the Staff that in filing our collaboration agreements with the SEC, we have received confidential treatment for the details associated with our milestone payments as their disclosure in advance of achieving those milestones would, among other things, harm us and our stockholders by compromising our ability to structure future such agreements and would provide trade secret and confidential financial information to other companies pursuing competitive programs.

Below is the proposed disclosure for the Zogenix collaboration which we would include in our Form 10-Q for the three months ended September 30, 2011. We have marked in underline the added disclosure as compared to the disclosure we included in our Form 10-Q for the second quarter in which this agreement was described as a subsequent event.

Agreement with Zogenix, Inc.

On July 11, 2011, the Company and Zogenix, Inc., (Zogenix), entered into a Development and License Agreement (the License Agreement). Under the License Agreement, Zogenix will be responsible for the clinical development and commercialization of a proprietary, long-acting injectable formulation of risperidone using the Company’s SABER controlled-release formulation technology in combination with Zogenix’s DosePro needle-free, subcutaneous drug delivery system. DURECT will be responsible for nonclinical, formulation and CMC development activities. The Company will be reimbursed by Zogenix for its research and development efforts on the product.

Zogenix paid a non-refundable upfront fee to the Company of $2.25 million in July 2011. The $2.25 million upfront fee will be recognized as collaborative research and development revenue ratably over the term of the Company’s continuing involvement with Zogenix with respect to this product candidate. Zogenix is obligated to pay the Company up to $103 million in total future milestone payments with respect to the product subject to and upon the achievement of various development, regulatory and sales milestones. These milestones are considered substantive given that they are trigggered by the achievement of pre-specified, “at risk” milestone

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

September 8, 2011

events such as the initiation or successful completion of regulatory development phases or product approval or annual sales levels. Zogenix is also required to pay a mid single-digit to low double-digit percentage patent royalty on annual net sales of the product determined on a jurisdiction-by-jurisdiction basis. The patent royalty term is equal to the later of the expiration of all DURECT technology patents or joint patent rights in a particular jurisdiction, the expiration of marketing exclusivity rights in such jurisdiction, or 15 years from first commercial sale in such jurisdiction. After the patent royalty term, Zogenix will continue to pay royalties on annual net sales of the product at a reduced rate for so long as Zogenix continues to sell the product in the jurisdiction. Zogenix is also required to pay to the Company a tiered percentage of fees received in connection with any sublicense of the licensed rights.

The Company granted to Zogenix an exclusive worldwide license, with sub-license rights, to the Company intellectual property rights related to the Company’s proprietary polymeric and non-polymeric controlled-release formulation technology to make and have made, use, offer for sale, sell and import risperidone products, where risperidone is the sole active agent, for administration by injection in the treatment of schizophrenia, bipolar disorder or other psychiatric related disorders in humans. The Company retains the right to supply Zogenix’s Phase 3 clinical trial and commercial product requirements on the terms set forth in the License Agreement.

The Company retains the right to terminate the License Agreement with respect to specific countries if Zogenix fails to advance the development of the product in such country, either directly or through a sublicensee. In addition, either party may terminate the License Agreement upon insolvency or bankruptcy of the other party, upon written notice of a material uncured breach or if the other party takes any act impairing such other party’s relevant intellectual property rights. Zogenix may terminate the License Agreement upon written notice if during the development or commercialization of the product, the product becomes subject to one or more serious adverse drug experiences or if either party receives notice from a regulatory authority, independent review committee, data safety monitory board or other similar body alleging significant concern regarding a patient safety issue. Zogenix may also terminate the License Agreement with or without cause, at any time upon prior written notice.

2.	Please tell us how your accounting for milestone payments complies with the three criteria in ASC

605-28-25-2.

Response:

As noted above, we have not received any milestone payments or recorded any milestone revenue in 2009, 2010 or to date in 2011. If and when we do, we believe our accounting for milestone payments complies with the three criteria in ASC 605-28-25-2, which are defined as follows:

a.	It is commensurate with either of the following:

1.	The vendor’s performance to achieve the milestone

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

September 8, 2011

2.	The enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone.

b.	It relates solely to past performance.

c.	It is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the agreement.

The milestones covered by our agreements relate to substantive events such as the initiation or successful completion of regulatory phases of development, acceptance for filing of a new drug application (NDA) with the U.S. Food and Drug Administration (FDA) or comparable filings with other territories, product approval by the FDA or other regulatory agencies in other territories, or sales-based milestones. These milestones relate to the enhancement of the value of the delivered licensed technology as a result of a specific outcome resulting from our performance to achieve the milestone. The milestones are non-refundable and are structured to relate to past performance. Furthermore, the milestone payment amounts are structured to be commensurate with the value delivered to the collaborator and are considered reasonable in relation to the total arrangement consideration and deliverables.

We supplementally advise the Staff that milestones related to product development or the regulatory approval process are triggered by the results of our research and development efforts in conjunction with our collaborators. In future filings, we will clarify our involvement in the achievement of the milestones under Critical Accounting Policies and Estimates.

3.	Please tell us how milestones based on the achievement of specified sales levels by a third-party collaborator meet one of the criteria in ASC 605-28-20.b. If they do not, provide us your analysis supporting your accounting treatment.

Response:

Our sales-based milestones all have substantive uncertainty at the time the arrangement is entered into that the milestone-triggering event will be achieved; there is no assurance that the stipulated sales levels that trigger a milestone payment will ever occur. In the event that we do in the future achieve a specified sales level that triggers a milestone payment, we would account for that milestone payment in the same manner as royalties, with revenue recognized upon achievement of the milestone, assuming the criteria of SAB Topic 13 are met.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

September 8, 2011

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 777-4936, if you have any questions regarding this response to the Staff comment letter.

Sincerely,

/s/ Matthew J. Hogan
Matthew J. Hogan Chief Financial Officer (Principal Accounting Officer)

cc:	Daniel Coleman, Ernst & Young LLP
Stephen B. Thau, Morrison & Foerster LLP